Mail Stop 3561

July 6, 2007

Mr. Mark W. Oppegard
President and Chief Executive Officer
NBC Acquisition Corp.
4700 South 19th Street
Lincoln, Nebraska 68501-0529

>   **Re: NBC Acquisition Corp.**
>   **Form 10-K for Fiscal Year Ended March 31, 2006**
>   **Filed June 29, 2006**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2006**
>   **File No. 333-48225**

Dear Mr. Oppegard:

        We have reviewed your response to our March 30, 2007 comment letter and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended March 31, 2006

Consolidated Financial Statements

Note O. Stock-Based Compensation, page 62

1. We reviewed your response to comment three in our letter dated March 30, 2007. Please explain to us why you believe the methodology used to estimate the fair value of restricted stock awards is consistent with the valuation approaches and guidance contained in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities ("Practice Aid") and meets the fair value measurement objective of SFAS 123(R). Notwithstanding your response, we believe that you should revise your methodology in the future to be consistent with the approaches recommended in the Practice Aid. In addition, since you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, please provide the following enhanced disclosures

in management's discussion and analysis of financial condition and results of operations suggested in paragraph 182 of the Practice Aid:

a. A discussion of the significant factors, assumptions and methodologies used in determining fair value of restricted stock awards; and
b. The valuation methods used and the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Form 10-Q for Fiscal Quarter Ended December 31, 2006

Consolidated Financial Statements

Note 2. Stock-Based Compensation, page 6

2. We reviewed your response to comment 10 in our letter dated March 30, 2007. In future filings, please disclose total compensation cost for share-based payment arrangements recognized in income as well as the total tax benefits related thereto for each period presented and the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be realized as of the most recent balance sheet date. Refer to paragraphs A240g. and A240h. of SFAS 123(R).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, me at (202) 551-3344 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

William H. Thompson
Branch Chief